Issuer Free Writing Prospectus dated January 12, 2021
(Relating to Preliminary Prospectus Supplement dated January 11, 2021)
Filed Pursuant to Rule 433
Registration Statement No. 333-252007

CrowdStrike Holdings, Inc.

This Final Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Preliminary Prospectus Supplement.

3.000% Senior Notes due 2029

Issuer:	CrowdStrike Holdings, Inc. (“CrowdStrike” or the “Issuer”)

Guarantor:	CrowdStrike, Inc.

Securities:	3.000% Senior Notes due 2029 (the “notes”)

Principal Amount:	$750,000,000

Coupon (Interest Rate):	3.000% per annum

Yield to Maturity:	3.000%

Benchmark Treasury:	UST 2.625% due February 15, 2029

Spread to Benchmark Treasury:	+205 bps

Scheduled Maturity Date:	February 15, 2029

Public Offering Price:	100.000% plus accrued interest, if any, from January 20, 2021.

Net Proceeds to Issuer before Estimated Expenses:	$740,625,000

Interest Payment Dates:	February 15 and August 15 of each year, commencing on August 15, 2021.

Record Dates:	February 1 and August 1 of each year.

Equity Clawback:	Up to 40% at 103.000% prior to February 15, 2024

Optional Redemption:	Make-whole call @ T+50 bps prior to February 15, 2024, then

	On or after February 15
	2024	101.500%
	2025	100.750%
	2026 and thereafter	100.000%

Change of Control:	Putable at 101% of principal plus accrued and unpaid interest

CUSIP:	22788C AA3

ISIN:	US22788CAA36

Distribution:	SEC Registered (Registration No. 333-252007)

Listing:	None

Trade Date:	January 12, 2021

Settlement Date:

It is expected that delivery of the notes will be made against payment therefor on or about January 20, 2021, which is the fifth business day following the date of pricing of the notes (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next succeeding two business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Use of Proceeds:	As set forth in the Preliminary Prospectus Supplement.

Lead Bookrunners:	J.P. Morgan Securities LLC Barclays Capital Inc. BofA Securities, Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC

Joint Bookrunners:	Credit Suisse Securities (USA) LLC HSBC Securities (USA) Inc. Mizuho Securities USA LLC SVB Leerink LLC Truist Securities, Inc. Wells Fargo Securities, LLC

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, copies of the preliminary prospectus supplement and accompanying prospectus and, when available, the final prospectus supplement relating to this offering may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, Attn: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone: 1-866-803-9204; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (866) 603-5847 or by e-mail at Barclaysprospectus@broadridge.com; BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, or by email at dg.prospectus_requests@bofa.com; Citigroup Global Markets Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-800-831-9146 or email: prospectus@citi.com and Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com.

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